                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                SCHEDULE 13D/A-3


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                 Powertel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45844L 10 8
         -------------------------------------------------------------
                                 (CUSIP Number)

                               Deutsche Telekom AG
                 Kevin Copp, Head of International Legal Affairs
                            Friedrich-Ebert-Allee 140
                              D-53113 Bonn, Germany
                                 49-228-181-8000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 25, 2001
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Deutsche Telekom AG
            IRS Identification Number:  N/A
------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)[ ]

                                                                                                    (b)[X]
------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]


------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Federal Republic of Germany
------------------------------------------------------------------------------------------------------------
   NUMBER OF              7     SOLE VOTING POWER

    SHARES                            N/A
                       -------------------------------------------------------------------------------------
 BENEFICIALLY             8     SHARED VOTING POWER

  OWNED BY                            N/A
                       -------------------------------------------------------------------------------------
EACH REPORTING            9     SOLE DISPOSITIVE POWER

   PERSON                             N/A
                       -------------------------------------------------------------------------------------
    WITH                 10     SHARED DISPOSITIVE POWER

                                      N/A
------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            N/A

------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [X]


------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            N/A

------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------------------------------------

        This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D filed on September 5, 2000, as amended by Amendment No. 1 thereto filed on October 5, 2000 and further amended by Amendment No. 2 thereto filed on February 9, 2001 (the "Schedule 13D"), by Deutsche Telekom AG ("DT") with respect to the Common Shares of Powertel, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.        Identity and Background.

               Item 2 of the Schedule 13D is hereby amended by adding the following at the end of the third paragraph thereof:

        Schedule I is hereby amended to reflect the fact that Dr. Hagen Hultzsch and Detlav Buchal voluntarily left the Board of Management of DT as of April 30, 2001 and that Dr. Max Hirschberger and Kai-Uwe Ricke have joined the Board of Management of DT effective as of May 1, 2001. Dr. Max Hirschberger and Kai-Uwe Ricke are principally employed by DT and their address is Deutsche Telekom AG, Postfach 20 00, 53105 Bonn.

Item 4.        Purpose of Transaction.

        Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

        On April 25, 2001, the Federal Communications Commission (the "FCC") granted the applications of DT, the Company and VoiceStream to transfer control of the wireless licenses and other authorizations of the Company and VoiceStream to DT subject to the condition that DT and VoiceStream will comply with the agreement they have entered into with the Department of Justice and the Federal Bureau of Investigation with respect to national security law enforcement matters. The FCC also noted that DT will continue to be subject to certain standard regulatory conditions with respect to its U.S. international license, including various reporting, accounting, and separation requirements with respect to the international routes where DT is a dominant carrier. The FCC's decision is available at the FCC's website at www.fcc.gov.

        On April 30, 2001, the Committee on Foreign Investment in the United States approved DT's acquisition of the Company and VoiceStream by allowing the 30 day waiting period to expire without commencing an investigation of the transactions. The transactions remain subject to the fulfillment of customary closing conditions.

        On April 13, 2001, DT, the Company and Bega II, Inc., a wholly-owned subsidiary of DT, amended the Merger Agreement for the purpose of clarifying the provision governing the conversion of Bega II, Inc. shares in the Merger. Amendment No.1, dated April 13, 2001, to the Merger Agreement, Exhibit 11 hereto, is incorporated herein by reference.

        The preceding summary of Amendment No.1 to the Merger Agreement, a copy of which is filed as an exhibit hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement.

        Item 7.       Material to be Filed as Exhibits.


-----------------------------------------------------------------------------------------------
Exhibit Number           Description
-----------------------------------------------------------------------------------------------
11                       Amendment No.1, dated as of April 13, 2001, to the Merger Agreement, among Deutsche Telekom AG, Powertel, Inc. and Bega II, Inc.
-----------------------------------------------------------------------------------------------

                                    SIGNATURE

        After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           May 1, 2001                                          DEUTSCHE TELEKOM AG

                                                                /s/ Kevin Copp
                                                                ----------------------------
                                                                By:    Kevin Copp
                                                                Title: Head of International
                                                                       Legal Affairs

                                  EXHIBIT LIST

-----------------------------------------------------------------------------------------------
Exhibit Number           Description
-----------------------------------------------------------------------------------------------
11                       Amendment No.1, dated as of April 13, 2001, to the Merger Agreement, among Deutsche Telekom AG, Powertel, Inc. and Bega II, Inc.
-----------------------------------------------------------------------------------------------